#82-3088

NEVADA STAR RESOURCE CORP.

16493 26th Avenue
Surrey, British Columbia V3S 9W9
Telephone: (604) 536-5357
Facsimile: (604) 536-5358
CDNX Symbol: **NEV**
E-mail: bullock@npsnet.com

January 18, 2002

02015260

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor – 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Exemptions and Orders

Dear Sirs:

Re: **NEVADA STAR RESOURCE CORP.**

Enclosed are the following:

1. BC Form 45-902F;
2. Cheque in the amount of $100.00;
3. Fee Checklist.

Please call if you have any questions.

Yours truly,

Beverly J. Bullock,
Corporate Secretary
:bjb/Encls.

dlw 2/24

c.c. Canadian Venture Exchange
Attention: Listings Departement (w/encl. #1)
c.c. Glen D. Harder Law Corporation (w/encl. #1)
c.c. Securities & Exchange Commission - #82-3088
Attention: International Corporate Finance Dept. (w/encl. #1)
c.c. Standard & Poors
Attention: Mr. Jay Walder (w/encl. #1)

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F
Securities Act
REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. **Name, address and telephone number of the issuer of the security distributed (the "Issuer").**

   NEVADA STAR RESOURCE CORP.
   16493 - 26th Avenue
   Surrey, B.C., V3S 9W9
   (604) 536-5357

2. **State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or quotation system in Canada).**

   The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   6,000,000 common shares at a deemed price of $0.10 per share.

4. **Date of the distribution(s) of the security.**

   January 16, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument under which the distribution(s) of the security was made.**

   Section 128(e) of the Rules

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name and Residential Address of Purchaser	**Number of Securities Purchased**	**Price Per Share (Canadian $)**	**Total Purchase Price (Canadian $)**	**Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number**
KEVIN WEAVER 6742 Norcross Road Duncan, British Columbia V9L 6C3	6,000,000	$0.10 (deemed price)	N/A	128(e) of the Rules

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request. **Not Applicable**

7. **State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$600,000

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.** Not Applicable

Name and Address of Agent	**Compensation Paid (number and type of security and/or cash amount (Canadian $)**	**Price Per Share (Canadian $)**	**Name of Purchaser**

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.**

Not Applicable

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

Not Applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Surrey, British Columbia this 17th day of January, 2002.

Nevada Star Resource Corp.

Per:

Beverly J. Bullock,
Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

#82-3088

NEVADA STAR RESOURCE CORP.

16493 26th Avenue
Surrey, British Columbia V3S 9W9
Telephone: (604) 536-5357
Facsimile: (604) 536-5358
CDNX Symbol: **NEV**
E-mail: bullock@npsnet.com

January 18, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor – 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Exemptions and Orders

Dear Sirs:

Re: **NEVADA STAR RESOURCE CORP.**

Enclosed are the following:

1. BC Form 45-902F;
2. Cheque in the amount of $100.00;
3. Fee Checklist.

Please call if you have any questions.

Yours truly,

[signature]

Beverly J. Bullock,
Corporate Secretary
:bjb/Encls.

c.c. Canadian Venture Exchange
Attention: Listings Departement (w/encl. #1)
c.c. Glen D. Harder Law Corporation (w/encl. #1)
c.c. Securities & Exchange Commission - #82-3088
Attention: International Corporate Finance Dept. (w/encl. #1)
c.c. Standard & Poors
Attention: Mr. Jay Walder (w/encl. #1)

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F
Securities Act
REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer").

NEVADA STAR RESOURCE CORP.
16493 - 26th Avenue
Surrey, B.C., V3S 9W9
(604) 536-5357

2. State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or quotation system in Canada).

The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

50,000 common shares at a deemed price of $0.10 per share.

4. Date of the distribution(s) of the security.

January 16, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument under which the distribution(s) of the security was made.

Section 74(2)(18) of the Act

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

Not Applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Surrey, British Columbia this 17th day of January, 2002.

Nevada Star Resource Corp.

Per:

Beverly J. Bullock,
Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.